EXHIBIT 1

                                  [TRANSLATION]

                                                                  April 29, 2008

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE

www.isa.gov.il                      www.tase.co.il

                                IMMEDIATE REPORT

At its meeting on April 28, 2008, the Board of Directors of the Bank resolved to extend the term of service of Dr. R. Cohen as a Director and as the Chairman of the Board of the Bank, of the General Manager of the Bank, Mr. U. Galili, the Deputy General Manager of the Bank, Mr. A. Savir and the Internal Auditor of the Bank, Mr. Y. David, for the period beginning on July 31, 2008 and ending on December 31, 2009 or the date on which the bank shall be privatized or shall enter liquidation proceedings, whichever is first. The above extension of service is subject to the terms of Section 11a. of the Banking Ordinance, 1941 pursuant to which no person shall serve as an officer of a banking entity unless the Supervisor of Banks receives notice 60 days prior to the beginning of the term of service and the Supervisor did not give notice within the above period of his objection to the appointment, or gave notice of his consent to the appointment.

The date and time when the Company was first made aware of the event or matter:

April 28, 2008 at 3:00 P.M.